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Consent of Independent Auditors

We consent to the incorporation by reference into the registration statement on Form No. S-8 33-401841 of The 1989 Incentive Stock Option Plan and the 1982 Incentive Stock Option Plan of Jones Medical Industries, Inc. of our report dated February 12, 1996 (except for the first paragraph of Note 4 as to which the date is March 18, 1996 and except for Note 1 as to which the date is August 30, 1996) with respect to the restated consolidated financial statements of Jones Medical Industries, Inc. for the years ended December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in its Current Report on Form 8-K dated November 8, 1996.


St. Louis, Missouri
November 6, 1996